

Share buy-back successfully completed within the target time frame

23 June, 2005

AKBANK

What did we achieve?

- On May 2 2005, Akbank announced its decision to buy-back 2,538 founders and usufruct shares which receive approximately 10% of net profit
- The target for the transaction was;
  - To create value for ordinary shareholders as they will be eligible to receive dividend payments from a larger pool of distributable profit
  - To reduce excess capital
  - To enhance ROE and therefore the overall valuation of the bank
  - To improve corporate governance
  - To clear the way for potential strategic partnerships and mergers in the future for Akbank

How did we proceed?

- According to Turkish Trade Law, the valuation of shares subject to buy-back has been conducted by an accredited third party appointed by the authorized Commercial Court
- The value of one founder and usufruct share has been determined as TRY 403,248 by this third party
- The permissions from Capital Markets Board and Ministry of Industry and Trade have been taken
- On this basis, Extraordinary General Meeting and the Founders & Usufruct Shareholders Meeting have been completed

Where are we today?

- As of today (23 June 2005), the General Assembly has given authorization to the Board of Directors to undertake actions for the purchase of the whole set of founders and usufruct shares
    - at the price of TRY 403,248 per share
    - the payment for the purchase to be made from the extraordinary reserves
- The payment date is set as 28 June 2005